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Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2948	jkaufman@stblaw.com

                      June 21, 2005

VIA FEDERAL EXPRESS AND EDGAR

Re:	KKR Financial Corp. Registration Statement on Form S-11/A File No. 333-124103

Securities and Exchange Commission
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Geoffrey M. Ossias

Dear Mr. Ossias:

        On behalf of KKR Financial Corp. (the "Company"), we are writing to respond to the comments set forth in the Comment Letter of the staff of the Securities and Exchange Commission (the "Staff") dated June 20, 2005 (the "Comment Letter") relating to the above-referenced Registration Statement on Form S-11/A filed on June 9, 2005 (the "Registration Statement"). We have revised the Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 4 to the Registration Statement ("Amendment No. 4"), which reflects these revisions and updates a limited amount of other information, including the withdrawal of certain stockholders selling shares of our common stock in this offering.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 4.

Form S-11/A filed June 9, 2005

General

1.
Please include a consent from your auditors in the next amendment or explain your basis for excluding it.

In response to the Staff's comment, the Company has included in Amendment No. 4 on page F-3 an updated letter from Deloitte & Touche LLP, its independent registered public accounting firm, with respect to the opinion that it will sign upon consummation of the 1 for 2 reverse stock split. On the date of consummation of the reverse stock split and prior to the effectiveness of the Registration Statement, the Company will file a pre-effective amendment with the letter removed, with the auditor's report signed, and with Deloitte & Touche LLP providing a currently-dated consent that will be filed as an exhibit to the Registration Statement. The Company respectfully submits that this approach is consistent with that utilized in the Registration Statement on Form S-1 of RedEnvelope, Inc. (File No. 333-106120), where a similar letter was included in the registration statement for pre-effective amendments prior to the date that the reverse stock split was effectuated.

2.
We note your response to prior comment 3. Please disclose in your registration statement that your manager will not transfer shares and options awarded in August 2004 prior to the expiration of the first anniversary of the award.

In response to the Staff's comment, the Company has revised the disclosure on pages 8, 123, 130 and 133.

3.
We are reissuing our comments requesting, supplementally, copies of all correspondence between your underwriters (including, without limitation, the ones added in your third-amended Form S-11) and the NASD, regarding this offering.

The Company respectfully advises the Staff that it has supplementally provided the Staff all correspondence between its underwriters and the NASD regarding this offering in submissions dated June 15, 2005 and June 16, 2005.

4.
We note from pages 14-16, 39, 81 and 82 your new disclosure regarding your exemption from the Investment Company Act of 1940 and have the following comments:

  •
  On page 14, please disclose once more that you were formed in July 2004.

  •
  The information on pages 15 and 16 is too detailed for your summary. Please move it to the discussion of Investment Company Act matters beginning on page 80. In its place, please inform investors briefly of: (a) the value of your current 55% and 75% qualifying assets; (b) what percentage of your portfolio these assets represent; and (c) how much you still -need to acquire of each in order to avoid registration under the Act. In order to enhance the readability of this disclosure, please consider presenting the information in the form of a chart.

  •
  On page 11, please include a summary risk factor addressing the fact that you must acquire by the end of July at least $600 million of qualifying securities in order to qualify for an exemption from the Investment Company Act (see page 81), that there is no guarantee you will be able to timely acquire these securities, and that you may become subject to registration under the Act thereafter.

  •
  On page 39, please revise your risk factor to discuss, separately, risk related to qualification for an exemption under the Investment Company Act and risk related to restrictions on your investment activity, once qualified. With regard to the former, please state that you must purchase at least $600 million in qualifying assets by July 2004 in order to avoid possible registration under the Act and discuss the fact that you may face competition for such purchases and that there is no guarantee that you will make such purchases on a timely basis. Also, discuss the negative impact registration would have on you and your investors.

In response to the Staff's comment, the Company has revised the disclosure on pages 12, 15, 16, 39, 81, 82, 83 and 84.

5.
We note your response to prior comment 3. Please disclose on page 8, in the discussion of your management agreement, that your manager may only allocate options or restricted shares to its employees or third parties who provide services to you and, moreover, that you do not expect to receive requests for any such transfers prior to the expiration of the first anniversary of the grant of the awards.

In response to the Staff's comment, the Company has revised the disclosure on page 8.

6.
We note your response to prior comment 13. Supplementally, please tell us whether, to your knowledge, the IRS is currently challenging the status of offshore TRSs similar to yours or has indicated in any way that it may do so in the future. Provide us with copies of any relevant correspondence or statements.

The Company respectfully advises the Staff that, to its knowledge, the Internal Revenue Service is not currently challenging the status of offshore TRSs similar to the Company's and has not indicated in any way that it may do so in the future.

Cover Page

7.
Please revise the seventh bullet point to substitute "increases" for "changes" in interest rates and make corresponding revisions throughout.

In response to the Staff's comment, the Company has revised the disclosure on the cover page and on page 12.

Summary

8.
We note from page 75 that you have $250 million as of March 31, 2005, to use toward future investments. We further note, from page 13, that you intend to use the proceeds of this offering to pay down roughly $588 million in debt (excluding the greenshoe). Finally, we note from pages 4 and 5 various targeted leverage ratios. Where appropriate, please give investors some idea of how much larger you intend to make your portfolio.

In response to the Staff's comment, the Company has revised the disclosure on pages 2 and 73.

Targeted Investments, page 1

9.
Please revise to disclose that there are no limitations on the amount of investment in any of the targeted asset classes.

In response to the Staff's comment, the Company has revised the disclosure on pages 2, 55 and 102.

Management Agreement, page 6

10.
We note your response to prior comment 25 and the following additional comments:

  •
  On page 76, please make it clear that KKR Financial Advisors II, which manages KKR Financial CLO 2005-1, is a subsidiary of your manager and not you. Also, please be sure to attach copies of the collateral management agreements to your registration statement as exhibit and discuss these agreements in your business section.

  •
  On page 77, please explain why the entity affiliated with your manager agreed to waive fees through October 2005 and attach a copy of that agreement to your registration statement as an exhibit. Also, in your summary and elsewhere, where you discuss management fees, please discuss these deferred fees (and the possibility that they will not be deferred in the future). Quantify current deferred obligations and fees going forward.

In response to the Staff's comment, the Company has revised the disclosure on pages 8, 76 and 77.

Conflicts of Interest, page 8

11.
Please revise the statement on page 10 to disclose the percentage of the proceeds represented by the $587.4 million that will be repaid to Credit Suisse First Boston LLC.

In response to the Staff's comment, the Company has revised the disclosure on pages 10, 136 and 181.

MD&A

Investment Portfolio, page 63

12.
For each part of your portfolio, please indicate the actual leverage ratio as of March 31, 2005, and discuss any material differences from your target ranges described elsewhere.

In response to the Staff's comment, the Company has revised the disclosure on page 63.

Our Company, page 86

Competition, pave 108

13.
Please relocate the list of investments to your discussion of conflicts of interest with your manager, beginning on page 8, and explain briefly why these investments may constitute a conflict. You should also relocate the supporting discussion of the value of KKR "deal flow" to the more general discussion of your competitive advantages, beginning on page 94. We feel that this information is, at best, only tenuously connected to your discussion of competitive issues.

In response to the Staff's comment, the Company has revised the disclosure on pages 9, 98, 99 and 111.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

14.
We note that the audit report of Deloitte & Touche LLP will be signed upon consummation of the stock split discussed in the second paragraph of Note 1.6 to the consolidated financial statements. Please confirm to us that you will provide a pre-effective amendment to the registration statement with the preface removed and the accountant's report signed.

Please refer to the Company's response to Item 1 above.

Supplemental Response to Comment 85 of the Initial Comment Letter

85.
Please attach as exhibits to your registration statement all lock-up agreements and be specific in your disclosure as to who has agreed to lock up their shares.

In the response to this comment set forth in our letter dated May 19, 2005, we indicated that the 60-day lock-up agreement applicable to the selling stockholders and the 180-day lock-up agreements would be set forth in the form of Underwriting Agreement to be filed as an exhibit to a subsequent amendment to the Registration Statement. We wish to advise you that a form of Underwriting Agreement has been included as an exhibit to this amendment and that the lock-up agreements appear in Sections 5(i)(f) and 5(ii)(a) and in Exhibits A and B of the Underwriting Agreement.

* * * * * * *

        Please call me (212-455-2948) or Andrew J. Sossen (212-455-7275) of my firm if you wish to discuss our responses to the comment letter.

Very Truly Yours,

/s/ JOSEPH H. KAUFMAN Joseph H. Kaufman

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Form S-11/A filed June 9, 2005